Southcross Energy Partners, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

September 14, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:       H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:          Southcross Energy Partners, L.P.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-180841
Filed August 8, 2012

Ladies and Gentlemen:

Set forth below are the responses of Southcross Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 4 marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 4, unless otherwise indicated.

Financial Statements, page F-1

1.             Please update your financial statements and related financial information included in the prospectus in accordance with Rule 3-12 of Regulation S-X.

Response:  We acknowledge the Staff’s comment and have provided updated financial statements and information in the Registration Statement in accordance with the requirements of Rule 3-12 of Regulation S-X to reflect our second quarter financial results of 2012.

Exhibit Index

2.             We note your response to prior comment 3.  In an appropriate place in your filing, please describe the material terms of Southcross Energy LLC’s organizational documents.

Response:  We acknowledge the Staff’s comment and have included a summary of the material terms of Southcross Energy LLC’s organizational documents.  Please see page 166.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Ryan Maierson at (713) 546-7420.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

By:	Southcross Energy Partners GP, LLC,
its General Partner

By:	/s/ David W. Biegler
David W. Biegler
Chief Executive Officer

cc:           William N. Finnegan IV (Issuer’s counsel)
Ryan J. Maierson (Issuer’s counsel)

Douglass M. Rayburn (Underwriter’s counsel)